UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FLURIDA GROUP, INC.

(Name of Company)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

34387M103

(CUSIP Number)

Michael T. Williams, Esq., Williams Securities Law Firm, P.A., 2503 W. Gardner Ct., Tampa FL 33611

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 24, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.  ¨

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Securities Exchange Act (the “Act”) but shall be subject to all other provisions of the Act (however see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jianfeng Ding
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ¨ (b) ¨
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chinese and Permanent Resident of US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 27,494,377 [1]
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 27,494,377 [1]

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

[1]  Owned 13,498,880 shares in the name of Jianfeng Ding and 13,498,880 shares in the name of Yaru Huang, husband and wife.
[2]  Mr. Ding is the principal of Flurida Industries (Hong Kong ) Limited and beneficial owner of 272,667 shares owned by Flurida Industries (Hong Kong ) Limited.
[3]  Mr. Ding is the principal of Zhong Nan Fu Rui and beneficial owner of 223,900 shares owned by Zhong Nan Fu Rui.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.51%
14	TYPE OF REPORTING PERSON* IN

Item 1. Security and Company.

This statement relates to the common stock, par value $0.001 per share, of Flurida Group, Inc., a Nevada corporation (the “Company”). The address of the Company’s principal executive office is 22 West Washington St, Suite 1500, Chicago, IL 60602.

Item 2. Identity and Background.

This Schedule 13D is being filed by:

(1)
(a) – (c) Jianfeng Ding (“Ding”) is a Chinese Citizen and Permanent Resident of US employed as Chief Financial Officer and Chief Accounting Officer of Flurida Group, Inc. The business address for Ding is 22 West Washington St, Suite 1500, Chicago, IL 60602.

Ding is an owner and officer/director with voting and investment power over shares of the Flurida Group, Inc. (the “Company”) held 13,498,880 shares in the name of Jianfeng Ding and 13,498,880 shares in the name of Yaru Huang, husband and wife.  Mr. Ding is the principal of Flurida Industries (Hong Kong ) Limited and beneficial owner of 272,667 shares owned by Flurida Industries (Hong Kong ) Limited. Mr. Ding is the principal of Zhong Nan Fu Rui and beneficial owner of 223,900 shares owned by Zhong Nan Fu Rui.

 (d) During the past five years, neither the Reporting Person, nor any of the other entities or individuals referred to in this Item 2 have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, neither the Reporting Person, nor any of the other entities or individuals referred to in this Item 2 have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

All of the shares of Common Stock beneficially held by the Reporting Person were paid for using cash contributed by the Reporting Person.

Item 4. Purpose of Transaction

Mr. Ding acquired the securities of the Issuer for investment purposes.  Depending on general market and economic conditions affecting the Issuer and other relevant factors, Mr. Ding may purchase additional securities of the Issuer or dispose of some or all of securities form time to time in open market transactions, private transactions or otherwise.

Mr. Ding reserves the right to actively pursue various proposals which could relate to or would result in:

(a)  The acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer;
(b)  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)  A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)  Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)  Any material change in the present capitalization or dividend policy of the Issuer;
(f)   Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
(g)  Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)  Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)   A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)   Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Company.

(a) and (b)  Huang is the beneficial owner of an aggregate of 27,494,377 shares of Common Stock of the Company, representing approximately 70.51% of the total issued and outstanding shares of Common Stock, computed as set forth in Item 11 above as of March 23, 2011.  The shares are owned as follows:

[1]  Owned 13,498,880 shares in the name of Jianfeng Ding and 13,498,880 shares in the name of Yaru Huang, husband and wife.
[2]  Mr. Ding is the principal of Flurida Industries (Hong Kong ) Limited and beneficial owner of 272,667 shares owned by Flurida Industries (Hong Kong ) Limited.
[3]  Mr. Ding is the principal of Zhong Nan Fu Rui and beneficial owner of 223,900 shares owned by Zhong Nan Fu Rui.

(c) Since March 23, 2011, the Reporting Person has not effected any transactions relating to the Common Stock or any other equity securities of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

None

Item 7. Materials to be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: March 23, 2011

By:	/s/ Jianfeng Ding
Name:	Jianfeng Ding